UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER 1-11080

(Check One): ☐ Form 10-K ☑ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	CUSIP NUMBER: 292448107

For Period Ended: December 31, 2015

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________________________

PART I -- REGISTRANT INFORMATION

Empresas ICA, S.A.B. de C.V. (The ICA Corporation)

Full Name of Registrant

N/A

Former Name if Applicable

Blvd. Manuel Avila Camacho 36, Col. Lomas de Chapultepec, Del. Miguel Hidalgo

Address of Principal Executive Office (Street and Number)

México, D.F., 11000, México

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Empresas ICA, S.A.B. de C.V. (the “Company”) is filing this notification on Form 12b-25 with respect to its annual report on Form 20-F for the fiscal year ended December 31, 2015 (the “2015 Annual Report”). The Company has been required to devote a substantial portion of its personnel and administrative resources, including the personnel of its accounting and financial reporting organization, to matters relating to the Company’s operational and financial restructuring. The Company expects to file its 2015 Annual Report within the period prescribed in Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Luis Zarate Rocha	52 55	5272-9991
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☑ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Changes in our results of operations from the corresponding period for the last fiscal year are reflected in the Company’s preliminary unaudited financial statements as of and for the year ended December 31, 2015 (prepared in accordance with IFRS as issued by the IASB) that were furnished to the Commission on Form 6-K on March 30, 2016.  Certain relevant adjustments to these preliminary unaudited financial statements are reflected in the press release furnished to the Commission on Form 6-K on May 2, 2016.  The Company presently anticipates that its results for the fiscal year ended December 31, 2015 will be consistent with the results reported in such press release.

Empresas ICA, S.A.B. de C.V.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 2, 2016	By:	/s/ Pablo Garcia
Pablo Garcia Chief Financial Officer